FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __ T _ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No__ T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
 Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

This Form 6-K consists of:

The notice of annual general meeting of shareholders of JA Solar Holding Co., Ltd. (the “Registrant”) to be held on June 30, 2008, made by the Registrant in English on May 22, 2008.

JA Solar Holdings Co., Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on June 30, 2008

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of JA Solar Holding Co., Ltd. (the “Company”) will be held on June 30, 2008 at 10:30 a.m., Beijing time, at the conference room of the Company, Jinglong Industrial Park, Jinglong Street, Ningjin, Hebei, the People’s Republic of China, for the following purposes:

1.	To receive and consider the audited financial statements and the Reports of the Chairman and Chief Executive Officer for the year ended December 31, 2007.

2.	To re-elect Elmer M. Hsu and Erying Jia, the retiring directors, and authorize the board of directors to fix their remuneration.

3.
As special business, to amend Article 2 of the Third Amended and Restated Articles of Association of the Company by revising “ADS,  American Depositary Share, each representing three (3) shares of US$0.0001 each in the capital of the Company.” to “ADS,  American Depositary Share, each representing one (1) shares of US$0.0001 each in the capital of the Company.”

4.	Transacting such other business as may properly come before the meeting or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on May 22, 2008 are entitled to vote at the annual general meeting.

FOR THE BOARD OF DIRECTORS
Baofang Jin
Chairman of the Board of Directors

Dated: May 22, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By  /s/ Huaijin Yang

Name:  Huaijin Yang

Title:     Chief Executive Officer

Date: May 22, 2008